SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. _____)*
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Marcus J. Williams Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, WA 98101
November 28, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	18538Q 105	Page	2	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		370,000,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

370,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

370,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.1%*

14	TYPE OF REPORTING PERSON:

HC
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	3	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		370,000,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

370,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

370,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.1%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	4	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

52,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.7%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	5	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%*

14	TYPE OF REPORTING PERSON

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	6	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	7	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	8	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	9	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	10	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

27,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,500,000 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.7%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	11	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Time Warner Cable LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,500,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

27,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,500,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.7%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	12	of	79	Pages
13D

1	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,166,667*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,166,667*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,166,667*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	13	of	79	Pages
13D

1	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,166,667*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,166,667*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,166,667*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	14	of	79	Pages
13D

1	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,166,666*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,166,666*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,166,666*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	15	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Bright House Networks, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	16	of	79	Pages
13D

1	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	17	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	18	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Google Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		25,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000,000

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,000,000 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%*

14	TYPE OF REPORTING PERSON:

CO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	19	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7	SOLE VOTING POWER:

NUMBER OF		36,911,291

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,911,291

WITH	10	SHARED DISPOSITIVE POWER:

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,911,291 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	20	of	79	Pages
13D

1	NAME OF REPORTING PERSON: Craig O. McCaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		38,689,623

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,689,623

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,689,623*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.1%*

14	TYPE OF REPORTING PERSON:

IN
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

CUSIP No.	18538Q 105	Page	21	of	79	Pages
13D

1	NAME OF REPORTING PERSON: CWCI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7	SOLE VOTING POWER:

NUMBER OF		111,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,666

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

111,666*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%*

14	TYPE OF REPORTING PERSON:

OO
*     See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**   See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 22 of 79 Pages

Item 1. Security and the Issuer.
          The class of equity securities to which this Statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). The address of the Issuer’s principal executive offices is 4400 Carillon Point, Kirkland, Washington 98033.
Item 2. Identity and Background.
(a) — (c) and (f) This Statement on Schedule 13D is being jointly filed on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a State of Washington limited liability company (“ERH”), Craig O. McCaw, an individual (“Mr. McCaw”), and CWCI LLC, a State of Washington limited liability company (“CWCI”, and collectively with ERH and Mr. McCaw, the “ERH Entities”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”.
Sprint is included as a Reporting Person solely because of its indirect interest in Sprint HoldCo, which is a wholly-owned subsidiary of Sprint.
Comcast is included as a Reporting Person solely because of its direct interest in the other Comcast Entities, which are wholly-owned subsidiaries of Comcast.
Each of TWC and TWC LLC is included as a Reporting Person solely because of its indirect and direct interest, respectively, in the other TWC Entities, which are wholly-owned subsidiaries of TWC and TWC LLC.
NBCo is included as a Reporting Person solely because of its indirect interest in BHN through two intermediate companies, Advance/Newhouse Partnership, a New York general partnership (“A/NP”), and Newhouse Cable Holdings LLC, a New York limited liability company (“NCH”). NCH is a wholly-owned subsidiary of NBCo. NCH holds a controlling interest in A/NP, and A/NP controls and receives 100% of the economic benefit of BHN.
BHN is included as a Reporting Person solely because of its direct interest in BHN Spectrum, which is wholly-owned subsidiary of BHN.
Mr. McCaw is included as a Reporting Person because he owns all of the voting membership interests in ERH and is the sole shareholder of Eagle River, Inc. (“ERI”), the manager of ERH. In addition, Mr. McCaw controls all of the voting interests in CWCI.

Page 23 of 79 Pages

Sprint

(a) Name of Person Filing	Sprint

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless and wireline communications.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Sprint nor, to Sprint’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Kansas
Sprint HoldCo

(a) Name of Person Filing	Sprint HoldCo

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless broadband communications.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Sprint HoldCo nor, to Sprint HoldCo’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 24 of 79 Pages

Comcast

(a) Name of Person Filing	Comcast

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Development, management and operation of broadband cable networks, and in the provision of programming content.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast nor, to Comcast’s knowledge, any of the individuals referred to in Appendix B-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Pennsylvania
Comcast I

(a) Name of Person Filing	Comcast I

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast I nor, to Comcast I’s knowledge, any of the individuals referred to in Appendix B-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 25 of 79 Pages

Comcast II

(a) Name of Person Filing	Comcast II

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast II nor, to Comcast II’s knowledge, any of the individuals referred to in Appendix B-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
Comcast III

(a) Name of Person Filing	Comcast III

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast III nor, to Comcast III’s knowledge, any of the individuals referred to in Appendix B-4, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 26 of 79 Pages

Comcast IV

(a) Name of Person Filing	Comcast IV

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast IV nor, to Comcast IV’s knowledge, any of the individuals referred to in Appendix B-5, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
Comcast V

(a) Name of Person Filing	Comcast V

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast V nor, to Comcast V’s knowledge, any of the individuals referred to in Appendix B-6, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 27 of 79 Pages

TWC

(a) Name of Person Filing	TWC

(b) Address of Principal Business Office	One Time Warner Center North Tower New York, New York 10019

(c) Principal Business	Owner and operator of cable systems in the U.S.

(d) — (e) Criminal and Civil Proceedings	Except as indicated on Appendix C-1 hereto, during the last five years, neither TWC nor, to TWC’s knowledge, any of the individuals referred to in Appendix C-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
TWC LLC

(a) Name of Person Filing	TWC LLC

(b) Address of Principal Business Office	One Time Warner Center
North Tower
New York, New York 10019

(c) Principal Business	Owner and operator of cable systems in the U.S.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither TWC LLC nor, to TWC LLC’s knowledge, any of the individuals referred to in Appendix C-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 28 of 79 Pages

TWC I

(a) Name of Person Filing	TWC I

(b) Address of Principal Business Office	One Time Warner Center
North Tower
New York, New York 10019

(c) Principal Business	Wholly-owned subsidiary of TWC formed for purposes of holding TWC’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither TWC I nor, to TWC I’s knowledge, any of the individuals referred to in Appendix C-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
TWC II

(a) Name of Person Filing	TWC II

(b) Address of Principal Business Office	One Time Warner Center
North Tower
New York, New York 10019

(c) Principal Business	Wholly-owned subsidiary of TWC formed for purposes of holding TWC’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither TWC II nor, to TWC II’s knowledge, any of the individuals referred to in Appendix C-4, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 29 of 79 Pages

TWC III

(a) Name of Person Filing	TWC III

(b) Address of Principal Business Office	One Time Warner Center
North Tower
New York, New York 10019

(c) Principal Business	Wholly-owned subsidiary of TWC formed for purposes of holding TWC’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither TWC III nor, to TWC III’s knowledge, any of the individuals referred to in Appendix C-5, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 30 of 79 Pages

BHN

(a) Name of Person Filing	BHN

(b) Address of Principal Business Office	5000 Campuswood Drive
East Syracuse, New York 13057-4250

(c) Principal Business	Cable operator in the U.S.

(d) — (e)	During the last five years, neither BHN nor, to BHN’s knowledge, any of the individuals referred to in Appendix D-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
BHN Spectrum

(a) Name of Person Filing	BHN Spectrum

(b) Address of Principal Business Office	5000 Campuswood Drive
East Syracuse, New York 13057-4250

(c) Principal Business	A wholly-owned subsidiary of BHN that holds interests in the Issuer and other spectrum related assets.

(d) — (e)	During the last five years, neither BHN Spectrum nor, to BHN Spectrum’s knowledge, any of the individuals referred to in Appendix D-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

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NBCo

(a) Name of Person Filing	NBCo

(b) Address of Principal Business Office	5000 Campuswood Drive
East Syracuse, New York 13057-4250

(c) Principal Business	Holds an indirect interest in a cable operator and other cable related companies in the U.S.

(d) — (e)	During the last five years, neither NBCo nor, to NBCo’s knowledge, any of the individuals referred to in Appendix D-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New York
Google

(a) Name of Person Filing	Google

(b) Address of Principal Business Office	1600 Amphitheatre Parkway
Mountain View, CA 94043

(c) Principal Business	Provider of Internet search technologies and targeted advertising program.

(d) — (e)	Except as indicated on Appendix E hereto, during the last five years, neither Google nor, to Google’s knowledge, any of the individuals referred to in Appendix E, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

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ERH

(a) Name of Person Filing	ERH

(b) Address of Principal Business Office	2300 Carillon Point
Kirkland, WA 98033

(c) Principal Business	Build equity value for its members by acquiring, investing, holding and disposing of securities and other investments.

(d) — (e)	Not applicable.

(f) Place of Organization	Washington
Mr. McCaw

(a) Name of Person Filing	Mr. McCaw

(b) Address of Principal Business Office	2300 Carillon Point
Kirkland, WA 98033

(c) Principal Business	Chairman of the Board of Directors of the Issuer.

(d) — (e)	Not applicable.

(f) Place of Citizenship	United States
CWCI

(a) Name of Person Filing	CWCI

(b) Address of Principal Business Office	2300 Carillon Point
Kirkland, WA 98033

(c) Principal Business	A holding company of securities of the Issuer.

(d) — (e)	Not applicable.

(f) Place of Organization	Washington

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Item 3. Source and Amount of Funds or Other Consideration.
          The following table shows the source and amount of funds or other consideration for the acquisition of the Issuer’s securities pursuant to the Transaction Agreement described in Item 4. Capitalized terms used in this Item 3, but not otherwise defined herein, shall have the meanings ascribed to them in Item 4.

Reporting Person	Amount	Source of Funds or Other Consideration
Sprint	Approximately $7.4 billion*	Contribution of equity interests in the entity holding the Sprint Assets
Sprint HoldCo	$37,000	Working Capital
Comcast Entities	$1.05 billion	Working Capital
TWC Entities	$550 million	Working Capital
BHN Entities	$100 million	Working Capital
Google	$500 million	Working Capital

*	Based on the assumptions set forth in Item 4.
Item 4. Purpose of Transaction.
          On May 7, 2008, Clearwire Corporation (“Old Clearwire”) entered into a transaction agreement with Sprint, Comcast, TWC, BHN, Google and Intel Corporation (“Intel”) (as amended or supplemented, the “Transaction Agreement”) to combine Old Clearwire’s and Sprint’s respective Worldwide Inter-Operability for Microwave Access (“WiMAX”) businesses in conjunction with Comcast, TWC, BHN, Google and Intel contributing an aggregate of $3.2 billion in capital to the Issuer. The transactions contemplated by the Transaction Agreement (the “Transactions”) are governed by the terms of the Transaction Agreement and the various other agreements related to the Transactions. The closing of the Transactions occurred on November 28, 2008 (the “Closing”).
Transaction Agreement
          In accordance with the Transaction Agreement, at or before the Closing:
•	Old Clearwire formed the Issuer as its direct, wholly-owned subsidiary, which in turn formed Clearwire Communications LLC, a Delaware limited liability company as its direct, wholly-owned subsidiary (“Clearwire Communications”), which in turn formed Clearwire Sub LLC, a Delaware limited liability company as its direct, wholly-owned subsidiary (“Clearwire LLC”);
•	the Class B common stock, par value $0.0001 per share, of Old Clearwire (“Old Clearwire Class B Common Stock”) was converted into Class A common stock, par value $0.0001 per share, of Old Clearwire (“Old Clearwire Class A Common Stock”) on a 1:1 basis (the “Conversion”);
•	following the Conversion, Old Clearwire merged with and into Clearwire LLC, with Clearwire LLC surviving as a direct, wholly-owned subsidiary of Clearwire Communications (the “Clearwire Merger”);
•	in the Clearwire Merger, each share of Old Clearwire Class A Common Stock was converted into the right to receive one share of Class A Common Stock, and each option and warrant to purchase shares of Old Clearwire Class A Common Stock was converted into an option or warrant, as applicable, to purchase the same number of shares of Class A Common Stock;
•	Sprint HoldCo contributed spectrum and certain other assets associated with Sprint’s WiMAX operations (the “Sprint Assets”) to Clearwire Communications, via the contribution of the equity interests of a subsidiary of Sprint that held the Sprint Assets, in exchange for non-voting equity interests in Clearwire Communications (“Clearwire Communications Class B Common Interests”) and Sprint caused Sprint HoldCo to purchase, for $37,000 in cash, 370 million shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) at par value,

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which shares are entitled to one vote each but have only nominal equity rights (collectively, the “Sprint Contribution”);
•	following completion of the Sprint Contribution, the Issuer contributed the cash that it received from Sprint HoldCo to Clearwire Communications in exchange for voting equity interests in Clearwire Communications (“Clearwire Communications Voting Interests”);
•	following completion of the Clearwire Merger and the Sprint Contribution, Comcast, through the other Comcast Entities, invested $1.05 billion, Intel, through Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (“Intel A”), Intel Capital Wireless Investment Corporation 2008B, a Delaware corporation (“Intel B”), and Intel Capital Wireless Investment Corporation 2008C, a Delaware corporation (“Intel C”, and collectively with Intel A and Intel B, the “Intel Entities”), invested $1.0 billion, TWC, through the other TWC Entities, invested $550 million and BHN, through BHN Spectrum, invested $100 million in Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests and, immediately thereafter, each of Comcast, Intel, TWC and BHN contributed its Clearwire Communications Voting Interests to the Issuer in exchange for an equal number of shares of Class B Common Stock; and
•	Google invested $500 million in exchange for Class A Common Stock, for an aggregate contribution to the Issuer of $3.2 billion by Comcast, TWC, BHN, Intel and Google (collectively, the “Investors’ Contribution”).
          The number of shares of Class A Common Stock, Class B Common Stock and Clearwire Communications Class B Common Interests, as applicable, that the Comcast Entities, the TWC Entities, the BHN Entities, the Intel Entities and Google (collectively, the “Investors”, and each an “Investor”) received pursuant to the Transaction Agreement was initially based on a purchase price of $20.00 per share or interest, as applicable, but is subject to a post-closing adjustment based on the trading prices of Class A Common Stock on the Nasdaq Global Select Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the Closing. The final price per share or interest, as applicable, will be based on the volume weighted average on those randomly selected trading days and is subject to a cap of $23.00 per share or interest, as applicable, and a floor of $17.00 per share or interest, as applicable. The aggregate number of shares or interests, as applicable, that each of the Investors ultimately receives for its investment in the Issuer and Clearwire Communications, as applicable, will be equal to its investment amount divided by the volume weighted average price per share of Class A Common Stock on those randomly selected trading days. The number of shares of Class B Common Stock ultimately received by each Investor, other than Google, will be equal to the number of Clearwire Communications Class B Common Interests held by such Investor, as so adjusted. The number of Clearwire Communications Class B Common Interests and shares of Class B Common Stock received by Sprint HoldCo in connection with the Sprint Contribution will not be adjusted.
          Subject to certain limited exceptions, beginning on the date that is 181 days after the Closing, each share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, is exchangeable at any time, at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.
          Upon completion of the Transactions, Sprint became the Issuer’s largest stockholder with approximately 51% of the Issuer’s voting power on a fully-diluted basis, assuming an investment price of $20.00 per share. Upon completion of the Transactions, the stockholders of Old Clearwire received approximately 27% of the Issuer’s voting power, and the Investors collectively received, in exchange for the Investors’ Contribution, approximately 22% of the Issuer’s voting power, both on a fully-diluted basis, assuming the investment price of $20.00 per share. The initial purchase price of $20.00 per share or interest, as applicable, implies a total equity value of approximately $3.9 billion for the previously existing business of Old Clearwire and approximately $7.4 billion for the Sprint Contribution.

          The foregoing summary of certain provisions of the Transaction Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement. The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
          Each Reporting Person’s beneficial ownership of the Class A Common Stock reported herein was acquired

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for investment purposes.
          Executive officers of Sprint and nominees of Sprint, Comcast, TWC, Google, Intel and ERH currently serve or will be nominated to serve as members of the board of directors of the Issuer. As a result of such Reporting Persons’ ongoing review and evaluation of the business of the Issuer, these Reporting Persons may, through such executive officer’s and such Reporting Persons’ nominees’ representation on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors to create stockholder value.
          Except as set forth in this Item 4, the Transaction Agreement or the Equityholders’ Agreement (see Item 6), none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 hereto, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 hereto, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 hereto, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 hereto, and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

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Item 5. Interest in Securities of the Issuer.
          (a)-(b) As of the Closing and as a result of (i) the Transactions and (ii) the Equityholders’ Agreement (see Item 6), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A	% of Class A	Class B
Reporting Person (1):	Common Stock (2)	(2)	Common Stock	% of Class B	% Voting
Sprint Entities (3)	370,000,000	66.1%	370,000,000	73.3%	53.3%
Comcast (4)†	52,500,000	21.7%	52,500,000	10.4%	7.6%
Comcast I (5)†	10,500,000	5.3%	10,500,000	2.1%	1.5%
Comcast II (5)†	10,500,000	5.3%	10,500,000	2.1%	1.5%
Comcast III (5)†	10,500,000	5.3%	10,500,000	2.1%	1.5%
Comcast IV (5)†	10,500,000	5.3%	10,500,000	2.1%	1.5%
Comcast V (5)†	10,500,000	5.3%	10,500,000	2.1%	1.5%
ERH (6)	36,911,291	19.4%	—	—	5.2%
Google (7)†	25,000,000	13.2%	—	—	3.6%
TWC (8)†	27,500,000	12.7%	27,500,000	5.4%	4.0%
TWC LLC (8)†	27,500,000	12.7%	27,500,000	5.4%	4.0%
TWC I (9)†	9,166,667	4.6%	9,166,667	1.8%	1.3%
TWC II (9)†	9,166,667	4.6%	9,166,667	1.8%	1.3%
TWC III (9)†	9,166,666	4.6%	9,166,666	1.8%	1.3%
Craig O. McCaw (10)	38,689,623	20.1%	—	—	5.2%
BHN Entities (11) †	5,000,000	2.6%	5,000,000	* %	* %

*	Less than 1%

†	It is assumed that the number of shares of Class A Common Stock and Class B Common Stock purchased in the Transactions was based on a purchase price of $20.00 per share, and not adjusted pursuant to the post-closing adjustment. See the section titled “The Transaction Agreement” in Item 4.

(1)	By virtue of the Equityholders’ Agreement entered into at the Closing, each of the Reporting Persons, together with the Intel Entities, Intel Capital Corporation, a Delaware corporation (“Intel Capital”), Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman”), and Middlefield Ventures, Inc., a Delaware corporation (“Middlefield”), may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 370,000,000 shares of Class A Common Stock beneficially owned by the Sprint Entities, 86,759,999 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield), 52,500,000 shares of Class A Common Stock beneficially owned by the Comcast Entities, 36,911,291 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH and 613,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 25,000,000 shares of Class A Common Stock beneficially owned by Google, 27,500,000 shares of Class A Common Stock beneficially owned by the TWC Entities and 5,000,000 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6, the Equityholders (as defined in Item 6) have entered into the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by

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such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the Closing, including any shares that were issued and options that became exercisable on the Closing of the Transactions. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock is based on 189,483,742 shares of Class A Common Stock outstanding immediately following the Closing (which includes 25,000,000 shares of Class A Common Stock issued to Google upon Closing). As noted above in Item 4, subject to certain limited exceptions, each share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, is not exchangeable, at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer until the 181st day after the Closing, but each Reporting Person that beneficially owns Class B Common Stock has included its shares of Class B Common Stock in the calculation of its respective ownership percentage of Class A Common Stock.

(3)	Consists of 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo upon Closing.

(4)	Consists of 52,500,000 shares of Class B Common Stock issued to the Comcast Entities upon Closing. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.

(5)	Consists of 10,500,000 shares of Class B Common Stock issued to each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V upon Closing.

(6)	Consists of 35,922,958 shares of Class A Common Stock, 375,000 shares of Class A Common Stock issuable on exercise of warrants and 613,333 shares of Class A Common Stock issuable on exercise of warrants. ERH is controlled by Mr. McCaw. The manager of ERH is ERI, an entity controlled by and wholly-owned by Mr. McCaw.

(7)	Consists of 25,000,000 shares of Class A Common Stock issued to Google upon Closing.

(8)	Consists of 27,500,000 shares of Class B Common Stock issued to the TWC Entities upon Closing. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(9)	Consists of 9,166,667; 9,166,667; and 9,166,666 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, upon Closing.

(10)	Consists of options to purchase 1,666,666 shares of Class A Common Stock, 111,666 shares of Class A Common Stock held by CWCI, 35,922,958 shares of Class A Common Stock issued to ERH, and 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns ERI, the manager of ERH.

(11)	Consists of 5,000,000 shares of Class A Common Stock issued to BHN Spectrum upon Closing.

          Except as set forth above or in the appendices hereto, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 hereto, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 hereto, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 hereto, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 hereto, and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, beneficially owns any shares of Old Clearwire Class A Common Stock or Class A Common Stock.

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          In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and are reporting their ownership separately on a Statement on Schedule 13D to be filed on or before December 8, 2008 (the “Intel 13D”). The Intel 13D reports beneficial ownership of 86,759,999 shares of Class A Common Stock (which consists of 50,000,000 shares of Class B Common Stock issued to the Intel Entities upon Closing, 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield), representing 36.2% of the Class A Common Stock. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D.
          (c) Except as set forth above or incorporated herein, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 hereto, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 hereto, (iv) to the TWC Entities’ knowledge (during the 60 days prior to November 25, 2008), the persons set forth on Appendices C-1 through C-5 hereto, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 hereto, and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, has effected any transaction in Old Clearwire Class A Common Stock or Class A Common Stock during the past 60 days.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Equityholders’ Agreement
     In accordance with the terms of the Transaction Agreement, on November 28, 2008, the Issuer entered into an equityholders’ agreement (the “Equityholders’ Agreement”) with Sprint HoldCo, ERH, Intel A, Intel B, Intel C, Intel Capital, Intel Cayman, Middlefield, Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V, Google, TWC I, TWC II, TWC III, and BHN Spectrum (collectively, the “Equityholders” and, each individually, an “Equityholder”), which sets forth certain rights and obligations of the parties with respect to the governance of the Issuer (as described below), transfer restrictions on the Issuer’s Common Stock, rights of first refusal, pre-emptive rights and tag-along rights, among other things.
          The Equityholders’ Agreement provides that the board of directors of Clearwire will consist of 13 directors, of which, initially:
•	seven directors will be nominated by Sprint (one of whom must qualify (for so long as there are not more than two independent designees) as an independent director and for service on Clearwire’s Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee);

•	one director will be nominated by ERH;

•	one director will be nominated by Intel;

•	two directors will be nominated by the Comcast Entities, the TWC Entities, BHN Spectrum and Google (collectively, the “Strategic Investors” and, as a group, the “Strategic Investor Group”);

•	one independent director (who must qualify for service on the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee) will be nominated by Intel and the Strategic Investor Group; and

•	one independent director (who must qualify for service as chairman of the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve as chairman of the Audit Committee) will be nominated by the Nominating Committee.

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          The number of nominees that an Equityholder has the right to nominate will be subject to adjustment if the number of shares of Common Stock held by such Equityholder is reduced below a certain level, generally 50% of the number of shares it held at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement. In addition, subject to certain exceptions, if Sprint transfers 25% of the number of shares of Common Stock or equity interests of Clearwire Communications received by it in the Transactions to any other Equityholder, the number of nominees that each of Sprint and such transferee Equityholder will be entitled to nominate will be adjusted to be a number equal to the percentage of its respective voting power of Clearwire multiplied by thirteen; and if Sprint undergoes certain change of control transactions, Sprint will only be entitled to nominate a number of directors equal to the lesser of (1) the percentage of its voting power of Clearwire multiplied by thirteen and (2) six. Furthermore, (1) each of ERH and Intel will have the right to designate a board observer for so long as ERH and Intel, respectively, has the right to nominate a person for service as a director of Clearwire and (2) each of BHN and the Strategic Investor Group, will have the right to designate a board observer for so long as each of BHN and the Strategic Investor Group, respectively, owns at least 50% of the number of shares of Clearwire Common Stock received by them in the Transactions.
          The Equityholders’ Agreement provides, among other things, that:
          Clearwire’s Audit Committee will initially consist of three or more independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by Intel and the Strategic Investor Group. The Audit Committee will perform the duties usually reserved for an audit committee, including reviewing and recommending to the full board of directors any transaction involving Clearwire or any of its controlled affiliates on the one hand, and any Equityholder, any affiliate of any Equityholder or any director, officer, employee or associate of Clearwire, an Equityholder or any affiliate of any Equityholder on the other hand (a “Related Party Transaction”) and the approval of a majority of the Audit Committee will be required to approve any matter before it.
          Subject to certain limitations and qualifications, Clearwire’s Nominating Committee will consist of five members, including two of Sprint’s designated directors, ERH’s designated director, one of the Strategic Investors’ designated directors and Intel’s designated director. The Nominating Committee will perform the functions usually reserved for a nominating committee, and the approval of four of the five members of the Nominating Committee will be required to nominate any director the Nominating Committee is responsible for nominating.
          Subject to certain limitations and qualifications, Clearwire’s Compensation Committee will consist of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, ERH’s designated director and the independent director designated by Intel and the Strategic Investors. The Compensation Committee will, among other things, determine compensation for the chief executive officer of Clearwire and Clearwire Communications and all executive officers of Clearwire and Clearwire Communications who report directly to the chief executive officer, and the approval of two-thirds of the Compensation Committee will be required to approve such compensation and no other approval of Clearwire’s board of directors will be required with respect to such matters.
          Clearwire’s Transactions Committee will consist of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any its affiliates, or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates. Other than the Audit Committee, the Nominating Committee, the Compensation Committee, the Transactions Committee and a possible executive committee, Clearwire will establish no other committees other than special committees that may be created from time to time. If Clearwire’s board of directors delegates any authority to a special committee or to an executive committee, then each of Sprint, Intel, ERH and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would, in the good faith determination of a majority of the independent directors, be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Any such designation by Sprint, Intel, ERH or the Strategic Investors must be initially made within a reasonable period of time following receipt of written notification of the formation of such committee.
          Under the Equityholders’ Agreement, Clearwire is required to deliver to Sprint, ERH, Intel and each Strategic Investor certain quarterly and annual financial statements as well as certain budget variance analyses,

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subject to certain minimum Clearwire stock ownership requirements on the part of each Equityholder.
          The Equityholders’ Agreement provides that certain actions will require the prior approval of at least ten of the 13 directors of Clearwire, except that if there are ten or fewer directors on the board of directors at any time, these actions will require the unanimous approval of the board of directors. These actions include:
•	the appointment or removal of the chief executive officer of Clearwire and Clearwire Communications or of any officer that reports directly to the chief executive officer (except that if Sprint’s ownership in Clearwire falls below 50% of its ownership at the Closing, as adjusted pursuant to the Transaction Agreement, and Sprint no longer nominates a majority of board of directors, the removal of those officers (other than the chief executive officer) will no longer require such approval);

•	the acquisition or disposition of, or the entry into a joint venture involving the contribution by Clearwire or any of its subsidiaries of, assets with a book value in excess of 20% of the consolidated book value of the assets of Clearwire and its subsidiaries, subject to certain exceptions;

•	any change of control of Clearwire or any of its subsidiaries;

•	any action not in accordance with the business purpose of Clearwire; and

•	the funding of (1) the expansion of the business purpose of Clearwire, (2) activities outside of the United States, other than the maintenance of Clearwire’s current operations and assets located outside of the United States, or (3) the acquisition of spectrum outside of the United States.
          The Equityholders’ Agreement further provides that the following actions will require the prior approval of a majority of the disinterested directors of Clearwire:
•	any Related Party Transaction; and

•	any transfer of shares by the holder of the largest voting interest in Clearwire as between Sprint, the Strategic Investors (treated as a single holder) and Intel (as long as such holder holds at least 26% of the aggregate voting power of Clearwire) (the “Principal Equityholder”) that constitutes a change of control of Clearwire or any of its material subsidiaries.
          Under the Equityholders’ Agreement, the approval of each of Sprint, Intel and the representative of the Strategic Investors, so long as Sprint, Intel or the Strategic Investor Group own at least 5% of the outstanding voting power of Clearwire, is required to:
•	amend the restated certificate of incorporation of Clearwire (the “Clearwire Charter”), the bylaws of Clearwire (the “Clearwire Bylaws”) or the amended and restated operating agreement governing Clearwire Communications (the “Operating Agreement”);

•	change the size of the board of directors of Clearwire;

•	liquidate Clearwire or Clearwire Communications or declare bankruptcy of Clearwire or its material subsidiaries;

•	effect any material capital reorganization of Clearwire or any of its material subsidiaries, other than a financing transaction in the ordinary course of business;

•	take any action that would cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any Clearwire Class B Common Stock or any equity interests of Clearwire Communications.

Page 41 of 79 Pages

          The Equityholders’ Agreement also provides that amending the Clearwire Charter, the Clearwire Bylaws or the Operating Agreement or changing the size of Clearwire’s board of directors will also require the approval of ERH if ERH then owns at least 50% of the shares of Clearwire Common Stock held by it immediately before the Closing of the Transactions and the proposed action would disproportionately and adversely affect ERH, the public stockholders of Clearwire or Clearwire in its capacity as a member of Clearwire Communications in any material respect as compared to the impact of such action on Sprint, Intel and the Strategic Investors as stockholders of Clearwire and members of Clearwire Communications.
          The Equityholders’ Agreement also provides that any amendment to the Operating Agreement requires the prior approval of a majority of the directors who have been nominated as independent directors by the Nominating Committee and those directors who are independent directors nominated by one or more Equityholders other than those independent directors who are current or former directors, officers or employees of the nominating Equityholder. For as long as any of Sprint, Intel, or the Strategic Investor Group owns at least 50% of the number of shares of Clearwire stock received by it in the Transactions and holds securities representing at least 5% of the outstanding voting power of Clearwire, the written consent of such party will be required before Clearwire enters into a transaction involving the sale of a certain percentage of the consolidated assets of Clearwire and its subsidiaries to, or the merger of Clearwire with, certain specified competitors of Sprint, Intel and the Strategic Investors.
          The approval of securities representing at least 75% of the outstanding voting power of Clearwire is required to approve (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving Clearwire or Clearwire Communications, (2) any issuance of capital stock of Clearwire or Clearwire Communications that constitutes a change of control of Clearwire or Clearwire Communications, respectively or (3) any sale or disposition of all or substantially all the assets of Clearwire or Clearwire Communications.
        Under the Equityholders’ Agreement, the Equityholders and their respective permitted transferees and designees under the Equityholders’ Agreement will not be able to purchase any Common Stock for at least five years after the Closing, subject to certain exceptions, including the acquisition by an Equityholder of 100% of the outstanding Common Stock that has been approved by a majority of the disinterested directors and a majority of the disinterested stockholders of the Issuer. By virtue of the Equityholders’ Agreement, the Reporting Persons may be deemed to be members of a group under Section 13(d) of the Act.
Strategic Investor Agreement
        On November 28, 2008, the Comcast Entities, the TWC Entities, the BHN Entities and Google entered into a Strategic Investor Agreement (the “Strategic Investor Agreement”), which sets forth certain agreements and arrangements among the Strategic Investors with respect to the exercise of the rights and obligations of the Strategic Investor Group under the Equityholders’ Agreement. The Strategic Investor Agreement contains provisions governing, among other things:
•	the allocation of the Strategic Investor Group’s right under the Equityholders’ Agreement to designate Strategic Investor Designees and Strategic Investor Observers (as such terms are defined in the Equityholders’ Agreement) among the Strategic Investors;

•	the allocation of the Strategic Investor Group’s right under the Equityholders’ Agreement to designate members of the Issuer’s Nominating and Compensation Committees, or any other standing or special committees of the Board of Directors, among the Strategic Investors;

•	the approval, as among the Strategic Investors, needed for the Strategic Investor Group to take action under the Equityholders’ Agreement or to approve matters arising under the Equityholders’ Agreement that require the approval or consent of the Strategic Investor Group; and

•	agreements regarding rights of first refusal with respect to transfers of equity securities of Clearwire and Clearwire Communications among the Strategic Investors and purchase of such equity securities allocated to the Strategic Investor Group pursuant to the Equityholders’ Agreement.

Page 42 of 79 Pages

Registration Rights Agreement
          At the Closing, the Issuer entered into a registration rights agreement with Sprint, ERH and the Investors (the “Registration Rights Agreement”), with respect to their shares of Common Stock. Under the Registration Rights Agreement, each of the Strategic Investors, Sprint, ERH and Intel is entitled to a specified number of demands, varying from one to eight, that the Issuer prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement relating to the sale of the Class A Common Stock and any common stock of the Issuer issued in respect of Class A Common Stock or other securities of the Issuer issued with respect to such common stock (“Registrable Securities”), including in an underwritten offering, provided that such Registrable Securities have an aggregate price to the public of not less than $50 million. In addition, if the Issuer becomes eligible to use Form S-3, each of the Strategic Investors, Sprint, ERH and Intel may also demand that the Issuer prepare and file with the SEC a registration statement on Form S-3 relating to the sale of their Registrable Securities, provided that the Registrable Securities to be sold have an aggregate price to the public of not less than $10 million. After the Issuer becomes eligible to use Form S-3, the Issuer is required to file a shelf registration statement with the SEC providing for the registration and sale of the Registrable Securities on a delayed or continuous basis.
          With respect to a shelf registration, the Issuer must (a) prepare and file a shelf registration statement with the SEC as promptly as practicable, but no later than 60 days, after the Issuer becomes eligible to use Form S-3 and (b) use its commercially reasonable efforts to have the shelf registration statement declared effective as promptly as reasonably practicable after filing. The Issuer will be required to use reasonable efforts to keep the shelf registration effective, subject to certain limitations, until the earlier of the date on which (1) all the Registrable Securities have been sold thereunder and (2) another registration statement is filed. For as long as the Strategic Investors, Sprint, ERH and Intel are entitled to demand registration of their Issuer securities, they will be entitled to demand that the Issuer effect an offering (a “Takedown”), under the shelf registration statement. On that demand, the Issuer will be required to promptly give notice of such requested Takedown to all persons that may be entitled to participate in such offering, and promptly supplement the prospectus included in the shelf registration statement so as to permit the sale of the securities covered by the requested Takedown and any other securities requested to be included by those entitled to participate in such sale, provided that such securities have an aggregate price to the public of not less than $10 million. For as long as the Strategic Investors, Sprint, ERH and Intel are entitled to demand registration of their Issuer securities, they will be entitled to demand that the Issuer effect an underwritten offering under the shelf registration statement.
          No demands for registration may be made between the Closing and the date of the purchase price adjustment pursuant to the Transaction Agreement.
          In addition, with respect to underwritten offerings of securities, each of the Strategic Investors, Sprint, ERH and Intel has agreed that, for a period of 90 days (subject to one extension of not more than 17 days in certain circumstances) after the effective date of the registration statement, it will not (1) transfer or purchase, or enter any agreement to transfer or purchase, any shares of Common Stock or any securities convertible into Common Stock held immediately before the effectiveness of the registration statement for such offering, or (2) subject to certain exceptions, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock.
          The Registration Rights Agreement also provides each of the Strategic Investors, Sprint, ERH and Intel with piggyback registration rights such that if the Issuer proposes to file a registration statement in connection with a public offering of any class of Common Stock, with certain limited exceptions, the Issuer will be required to give prompt written notice of such proposed filing to each of the Strategic Investors, Sprint, ERH and Intel and register such number of securities as each of the Strategic Investors, Sprint, ERH and Intel may request in writing within 20 days of receiving such notice.
          In addition, the Issuer will bear all registration expenses specified in the Registration Rights Agreement as well as all other expenses incurred by it in connection with the performance of its obligations under the Registration Rights Agreement. The Registration Rights Agreement requires the Issuer to indemnify each holder of Registrable Securities against certain losses that may be suffered by such holders in connection with registrations made pursuant to the Registration Rights Agreement.

Page 43 of 79 Pages

Operating Agreement
General
          At the Closing, the Issuer entered into the Clearwire Communications Amended and Restated Operating Agreement (the “Operating Agreement”), which will govern Clearwire Communications. The Operating Agreement provides that the business and operations of Clearwire Communications will be managed by the Issuer, as managing member, and sets forth, among other things, certain transfer restrictions on membership interests in Clearwire Communications, rights of first refusal and preemptive rights.
Allocations and Distributions
          Under the Operating Agreement, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members for capital account purposes and for tax purposes in a manner that results in the capital account balance of each member, immediately after making the allocation, being as nearly as possible equal to the amount of the distributions that would be made to the member if Clearwire Communications sold all of its assets for cash and distributed its net assets in liquidation. Under the Operating Agreement, liquidating distributions made by Clearwire Communications generally will be made on a pro rata basis to the holders of Clearwire Communications Class B Common Interests and holders of Class A non-voting common interests in Clearwire Communications (the “Clearwire Communications Class A Common Interests” and, together with the Clearwire Communications Class B Common Interests, the “Clearwire Communications Common Interests”). Accordingly, it is expected that, subject to the discussion of Section 704(c) immediately below, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members, including the Issuer, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member.
          The Issuer (through the Clearwire Merger) and Sprint transferred to Clearwire Communications assets (“built-in gain assets”), whose fair market value is greater than the current basis of those assets for tax purposes. Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations thereunder require taxpayers that contribute built-in-gain property to a partnership to take into account the difference between the value of the contributed property for capital account purposes (initially equal to the fair market value of the contributed property on contribution) and the tax basis of the property through allocations of income, gain, loss and deduction of the partnership, using one of the permissible methods described in the Treasury regulations under Section 704(c). Under the Operating Agreement, all of the built-in gain assets contributed by the Issuer and 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “remedial” method. Under that method, the non-contributing members will be allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their amortization with respect to the built-in gain assets for capital account purposes, and the contributing member (the Issuer, in the case of former Issuer assets) will be allocated a matching item of “phantom” ordinary income. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from that asset. The effect of the traditional method is that some of the burden of the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.
          If Clearwire Communications sells a built-in gain asset in a taxable transaction, then the tax gain on the sale of the asset generally will be allocated first to the contributing member (the Issuer or Sprint) in an amount up to the remaining (unamortized) portion of the built-in gain that was previously credited to the Issuer or Sprint (as the case may be) for capital account purposes.
          In general, under the Operating Agreement, Clearwire Communications may make distributions to its members, including the Issuer, from time to time at the discretion of the Issuer, in its capacity as managing member of Clearwire Communications. Such distributions generally will be made to the members, including the Issuer, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member at the record date for the distribution. Clearwire Communications generally may not make any distributions, other

Page 44 of 79 Pages

than tax distributions, to its members unless a corresponding distribution or dividend is paid by the Issuer to its stockholders contemporaneously with the distributions made to the members of Clearwire Communications.
     If the Issuer would be liable for tax on the income and gains of Clearwire Communications allocated to it under the Operating Agreement, then three business days prior to each date on which the Issuer is required to make a deposit or payment of taxes, Clearwire Communications will be required to make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to the Issuer in each instance will be the amount necessary to pay all taxes then reasonably determined by the Issuer to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to the Issuer under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to the Issuer.
Exchange of Interests
          The Operating Agreement provides that holders of Clearwire Communications Class B Common Interests (other than the Issuer and its subsidiaries) have the right to exchange one Clearwire Communications Class B Common Interest and one share of Class B Common Stock for one share of Class A Common Stock, subject to adjustment of the exchange rate as provided in the Operating Agreement. In addition, under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and Class B Common Stock for Class A Common Stock by transferring to the Issuer a holding company that owns the Clearwire Communications Class B Common Interests and Class B Common Stock in a transaction which the Operating Agreement refers to as a holding company exchange.
          At any time that a share of Class B Common Stock is exchanged for a share of Class A Common Stock, one Clearwire Communications Class B Common Interest will be cancelled without any further consideration, and one Clearwire Communications Class A Common Interest and one Clearwire Communications Voting Interest will be issued to the Issuer. In general, at any time that shares of Class A Common Stock are redeemed, repurchased, acquired, cancelled or terminated by the Issuer, the managing member will cause the same number of Clearwire Communications Class A Common Interests and the same number of Clearwire Communications Voting Interests held by the Issuer to be redeemed, repurchased, acquired, cancelled or terminated by Clearwire Communications for the same consideration, if any, as the consideration paid by the Issuer for the Class A Common Stock, with the intention that the number of Clearwire Communications Class A Common Interests held by the Issuer will equal the number of shares of Class A Common Stock outstanding.
          At any time that the Issuer issues any equity securities (other than compensatory options issued pursuant to an incentive plan or equity securities issued to fund other business activities of the Issuer that have been approved by the Issuer’s board of directors), the following will occur: (1) the Issuer will contribute to the capital of Clearwire Communications an amount of cash equal to the issue price of the Class A Common Stock or other equity securities and (2) Clearwire Communications will issue Clearwire Communications Common Interests or other securities as follows: (a) in the case of an issuance of a number of shares of Class A Common Stock, Clearwire Communications will issue an equal number of Clearwire Communications Class A Common Interests to the Issuer and an equal number of Clearwire Communications Voting Interests registered in the name of the Issuer; and (b) in the case of an issuance of any securities not covered under (a) above, Clearwire Communications will issue to the Issuer an equal number of Clearwire Communications Common Interests or other securities (including Clearwire Communications Voting Interests, if applicable) with rights, terms and conditions that are substantially the same as those of the Issuer equity securities issued.
Restrictions on Transfer
          Subject to certain conditions, members may transfer their interests in Clearwire Communications (either with or without the corresponding shares of Class B Common Stock) to then-existing holders of interests in Clearwire Communications or to certain affiliates of the member. However, the Operating Agreement provides that each member of Clearwire Communications will not permit its interests in Clearwire Communications to be held (whether by initial holders or transferees) by more than a specified number of holders, and will not transfer (whether directly or indirectly) any interest in Clearwire Communications, or take any other action, that would result in

Page 45 of 79 Pages

Clearwire Communications having more than 100 partners for United States federal income tax purposes. Further, a member or its transferee may transfer its interests in Clearwire Communications only on notice to Clearwire Communications, in accordance with the Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to Clearwire Communications. Unless certain conditions are satisfied, none of Sprint, Intel, the Strategic Investors or their permitted transferees may transfer their respective interests in Clearwire Communications if such transfer or transfers would result in the transferee having voting power in the Issuer equal to or greater than 50% of the voting power that Sprint has at the Closing, as adjusted pursuant to the Transaction Agreement. A member that is a Securities Holding Company (as defined in the Operating Agreement) may transfer its interests in Clearwire Communications through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.
Preemptive Rights
          If Clearwire Communications proposes to issue any new equity securities, other than in certain issuances, each member of Clearwire Communications, including ERH but excluding the Issuer, has the right to purchase its pro rata share of such equity securities, based on the number of equity securities held by such holder before such issuance. ERH’s pro rata share will be determined based on the number of equity securities that correspond to the number of shares of Common Stock that ERH would have been entitled to purchase as its pro rata share under the Equityholders’ Agreement had the issued equity securities been Common Stock issued by the Issuer.
Rights of First Offer
          If a member desires to transfer any of its Clearwire Communications Common Interests to a person other than a member or permitted transferee of such member, it must first offer to sell such Clearwire Communications Common Interests to the other members (and to ERH) on the same terms and conditions as it had proposed to make such transfer. The subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their ownership of Clearwire Communications Common Interests. If the other members accept the offer, collectively, for all but not less than all of the subject Clearwire Communications Common Interests, the members will consummate such purchase. If the offer to the other members is over-subscribed, the subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their then ownership of Clearwire Communications Common Interests. If the offer to the other members is not fully subscribed, the offer shall be deemed to have been rejected and the selling member may proceed with the proposed sale, subject to certain limitations. If ERH exercises its right of first offer and acquires Clearwire Communications Common Interests, then, if not previously admitted as a member, it will be admitted as a member of Clearwire Communications by the managing member. Certain transfers are not subject to this right of first offer, however, including transfers that are part of a business combination that constitutes a change of control of the Issuer or Clearwire Communications and certain “spin-off” transactions.
Tag-Along Rights
          If the Principal Member (as defined in the Operating Agreement) elects to sell all or any portion of its Clearwire Communications Common Interests (the “Sale Interests”), in a transaction after which the transferee would hold voting power of Clearwire Communications greater than 50% of the voting power that Sprint has at the Closing, as adjusted pursuant to the Transaction Agreement, each other member (excluding the Issuer, but including ERH if ERH has become a member) will have the option to sell a pro rata portion of its Clearwire Communications Common Interests, instead of the Sale Interests, and the number of Sale Interests to be sold by the Principal Member will be reduced by the applicable number of Clearwire Communications Common Interests to be included in the sale by the other members.
Other Tax Matters
          The Operating Agreement provides that Clearwire Communications will be treated as a partnership for federal and all applicable state and local income tax purposes unless the Issuer causes Clearwire Communications to be treated other than as a partnership in accordance with, and subject to the conditions of, the Equityholders’ Agreement.

Page 46 of 79 Pages

          Unless there is a “bona fide non-tax business need” (as defined in the Operating Agreement) for doing so, Clearwire Communications and its subsidiaries are precluded from entering into a taxable disposition of former Issuer assets or former Sprint assets that are intangible property and that would cause the recognition of built-in gain in excess of $10 million to be allocated to the Issuer or Sprint under Section 704(c) of the Code during any period of 36 months. Certain notification procedures must be complied with prior to Clearwire Communications entering into such a disposition.
          If Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset, subject to certain exceptions, Clearwire Communications is required, upon request by Sprint, to make a tax loan to Sprint on specified terms. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built-in gain assets occurs, multiplied by specified tax rates. Interest on any tax loan will be payable by Sprint semiannually at a specified floating rate.
          In addition, the information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference herein.
          Other than as described in Items 3 through 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

          The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Strategic Investor Agreement, the Registration Rights Agreement and the Operating Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, 99.5 and 99.6, respectively, hereto and each is incorporated herein by reference.

Page 47 of 79 Pages
Item 7. Material to be filed as Exhibits.
99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008) (File No. 001-33349).
99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).
99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).
99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC.
99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).
99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).
99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield.

Page 48 of 79 Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 5, 2008

Sprint Nextel Corporation
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment I, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment II, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment III, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Page 49 of 79 Pages

Comcast Wireless Investment IV, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment V, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Time Warner Cable Inc.
By	/s/ Satish R. Adige
	Name:	Satish R. Adige
	Title:	Senior Vice President, Investments

Time Warner Cable LLC
By	/s/ Satish R. Adige
	Name:	Satish R. Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings I LLC
By	/s/ Satish R. Adige
	Name:	Satish R. Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings II LLC
By	/s/ Satish R. Adige
	Name:	Satish R. Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings III LLC
By	/s/ Satish R. Adige
	Name:	Satish R. Adige
	Title:	Senior Vice President, Investments

Bright House Networks, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Page 50 of 79 Pages

BHN Spectrum Investments, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Google Inc.
By	/s/ Kent Walker
	Name:	Kent Walker
	Title:	Vice President and General Counsel

Eagle River Holdings, LLC
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw
	Title:	Chief Executive Officer

Craig O. McCaw
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw

CWCI, LLC
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw
	Title:	Manager

Page 51 of 79 Pages
Appendix A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT
Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Robert H. Brust Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Sales and Distribution of Sprint Nextel Corporation

Steven L. Elfman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Network Operations and Wholesale of Sprint Nextel Corporation

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Strategy and Corporate Development of Sprint Nextel Corporation

Robert Johnson 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation

Charles R. Wunsch 6200 Sprint Parkway, Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation

Barry West Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Technology Officer and President of Sprint Nextel Corporation

Christopher J. Gregoire Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Principal Accounting Officer of Sprint Nextel Corporation

Page 52 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Discovery Holding Company, provider of creative, media management and network services and non-fiction entertainment.	Discovery Holding Company 12300 Liberty Blvd. Englewood, Colorado 80112

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc., a health benefits company.	WellPoint, Inc. 120 Monument Circle Indianapolis, IN 46204

James J. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc., a corporate consulting firm.	Alexander & Associates, Inc. 400 C St. NE, Washington, DC, 20002

Irvine O. Hockaday, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 1700 S. Patterson Blvd. Dayton, OH 45479

Rodney O’Neal* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation	Delphi Corporation 5725 Delphi Drive Troy, Michigan 48098-2815

*	Director

Page 53 of 79 Pages
Appendix A-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT HOLDCO
Set forth below is a list of each executive officer and director of Sprint HoldCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

None – managed by:
SN UHC 4, Inc.,
a Delaware corporation
c/o Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Executive Officers

Barry West	President of Sprint HoldC, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of Sprint HoldCo, LLC

Timothy P. O’Grady Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of Sprint HoldCo, LLC

Christopher J. Gregoire Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Charles R. Wunsch Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Page 54 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Page 55 of 79 Pages
Appendix B-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST
Set forth below is a list of each executive officer and director of Comcast setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

S. Decker Anstrom* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Operating Officer of Landmark Communications, Inc.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, VA 23510

Kenneth J. Bacon* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President of Housing and Community Development of Fannie Mae	Fannie Mae 3900 Wisconsin Ave., NW Washington, DC 20016

Sheldon M. Bonovitz* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman Emeritus of Duane Morris LLP	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel and Secretary

Edward D. Breen* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer of Tyco International Ltd.	Tyco International US Inc. 9 Roszel Road Princeton, NJ 08540

Julian A. Brodsky* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Non-Executive Vice Chairman of the Board of Directors

Page 56 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President, Comcast Cable Communications; Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Time Warner Cable; Chairman of Aegis, LLC	155 Long Neck Point Road Darien, CT 06820

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP; Member of the Advisory Board of the Securities Regulation Institute; Chairman Emeritus of the Board of Catalyst; Chairman of the Accountability Advisory Panel to the Comptroller General of the United States	980 Lake Avenue Greenwich, CT 06831

Gerald L. Hassell* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

Jeffrey A. Honickman* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd.	Pepsi-Cola and National Brand Beverages, Ltd. 8275 N Route 130 Pennsauken, NJ 08110-1435

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of the Executive and Finance Committee of the Board of Directors

Dr. Judith Rodin* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of the Rockefeller Foundation	The Rockefeller Foundation 420 Fifth Ave New York, NY 10018

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

Page 57 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael I. Sovern* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Sotheby’s Holdings, Inc.; President Emeritus and Chancellor Kent Professor of Law at Columbia University	Sotheby’s Holdings, Inc. 1334 York Avenue New York, NY 10021

*	Director

Page 58 of 79 Pages
Appendix B-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST I
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director

Page 59 of 79 Pages
Appendix B-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST II
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director

Page 60 of 79 Pages
Appendix B-4
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST III
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director

Page 61 of 79 Pages
Appendix B-5
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST IV
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director

Page 62 of 79 Pages
Appendix B-6
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST V
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director

Page 63 of 79 Pages
Appendix C-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC
Set forth below is a list of each executive officer and director of TWC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with TWC and each individual is a United States citizen. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

Jeffrey L. Bewkes c/o Time Warner Inc. One Time Warner Center New York, NY 10019	President and Chief Executive Officer of Time Warner Inc. (media and entertainment)	N/A

Carole Black c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Glenn A. Britt c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	President and Chief Executive Officer and Director of TWC	N/A

Thomas H. Castro c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Co-Founder and Vice Chairman, Border Media Partners LLC (radio broadcasting)	Border Media Partners LLC 9426 Old Katy Road Building 10 Houston, TX 77055

David C. Chang c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Chancellor, Polytechnic University	Polytechnic University 6 Metrotech Center Brooklyn, NY 11201

James E. Copeland, Jr. c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Peter R. Haje c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Legal and Business Consultant and Private Investor	N/A

Page 64 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Don Logan c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Chairman of the Board of TWC	N/A

N.J. Nicholas, Jr. c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Investor	N/A

Wayne H. Pace[1] c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Executive Officers

Ellen East c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President, Chief Communications Officer of TWC	N/A

Landel C. Hobbs c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Chief Operating Officer of TWC	N/A

Michael LaJoie c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President and Chief Technology Officer of TWC	N/A

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President, General Counsel and Secretary of TWC	N/A

Robert D. Marcus c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Senior Executive Vice President and Chief Financial Officer of TWC	N/A

Gail G. MacKinnon c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President and Chief Government Relations Officer of TWC	N/A

Carl U.J. Rossetti c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Executive Vice President, Corporate Development of TWC	N/A

Page 65 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Peter C. Stern c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Executive Vice President & Chief Strategy Officer TWC	N/A

[1]	In connection with an administrative order dated March 21, 2005, Mr. Pace reached a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

Page 66 of 79 Pages

EXECUTIVE OFFICERS AND DIRECTORS
OF
TIME WARNER INC.
Set forth below is a list of each executive officer and director of Time Warner Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual listed below is a United States citizen. As of the date of this Report, Time Warner Inc. owned approximately 83% of TWC’s outstanding Class A common stock and all of TWC’s outstanding Class B common stock. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.
On March 21, 2005, pursuant to an approved settlement with the SEC in connection with its investigation of Time Warner Inc.’s accounting and disclosure practices, Time Warner Inc. agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to its subsidiary, America Online, Inc. (now known as AOL LLC), in May 2000.

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

Richard D. Parsons	Chairman of the Board of Time Warner Inc. (media and entertainment)	N/A
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Herbert M. Allison, Jr.	President and Chief Executive Officer, Fannie Mae (government-sponsored entity to support the U.S. housing and mortgage markets)	N/A
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

James L. Barksdale[1]	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management
c/o Time Warner Inc.		Corporation
One Time Warner Center		800 Woodland Parkway,
New York, NY 10019-8016		Suite 118 Ridgland, MS 39157

Jeffrey L. Bewkes	President and Chief Executive Officer of Time Warner Inc. (media and entertainment)	N/A
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation	N/A
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Frank J. Caufield	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield &
c/o Time Warner Inc.		Byers 2750 Sand Hill Road
One Time Warner Center		Menlo Park, CA 94025
New York, NY 10019-8016

[1]	Mr. Barksdale beneficially owned 100,000 shares of Old Clearwire Class A Common Stock as of November 25, 2008.

Page 67 of 79 Pages

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Robert C. Clark	Distinguished Service Professor, Harvard University	Harvard Law School
c/o Time Warner Inc.		1563 Massachusetts Avenue
One Time Warner Center		Cambridge, MA 02138
New York, NY 10019-8016

Mathias Döpfner, a citizen of the Federal Republic of Germany	Chairman and Chief Executive Officer and Head of Newspapers Division, Axel Springer AG, (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University	Paul H. Nitze School of
c/o Time Warner Inc.		Advanced International Studies
One Time Warner Center		(SAIS),
New York, NY 10019-8016		The Johns Hopkins University
1740 Massachusetts Avenue, NW,
Washington, D.C. 20036

Reuben Mark	Chairman, Colgate-Palmolive Company (consumer products)	Colgate-Palmolive Company
c/o Time Warner Inc.		300 Park Avenue
One Time Warner Center		11th Floor
New York, NY 10019-8016		New York, NY 10022-7499

Michael A. Miles	Special Limited Partner, Forstmann Little & Company (private equity)	Forstmann Little & Company
c/o Time Warner Inc.		767 Fifth Avenue
One Time Warner Center		New York, NY 10153
New York, NY 10019-8016

Kenneth J. Novack[2]	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC	Mintz, Levin, Cohn, Ferris,
c/o Time Warner Inc.		Glovsky and Popeo, PC
One Time Warner Center		Chrysler Center
New York, NY 10019-8016		666 Third Avenue
New York, NY 10017

Deborah C. Wright	Chairman, President and Chief Executive Officer, Carver Bancorp, Inc. and Carver Federal Savings Bank	Carver Bancorp, Inc.
c/o Time Warner Inc.		75 West 125th Street
One Time Warner Center		New York, NY 10027-4512
New York, NY 10019-8016

Executive Officers

Edward I. Adler	Executive Vice President, Corporate Communications, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Paul T. Cappuccio	Executive Vice President and General Counsel, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Patricia Fili-Krushel	Executive Vice President, Administration, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

[2]	Mr. Novack beneficially owned 151 shares of Old Clearwire Class A Common Stock as of November 25, 2008.

Page 68 of 79 Pages

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
John K. Martin, Jr.	Executive Vice President and Chief Financial Officer, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Carol A. Melton	Executive Vice President, Global Public Policy, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Olaf Olafsson, a citizen of the Republic of Iceland	Executive Vice President, Time Warner Inc. (media and entertainment)
c/o Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Page 69 of 79 Pages

Appendix C-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC LLC
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.

Name and Address of Corporation
	Present Principal Occupation	or Other Organization (if different
	(principal business of	from address provided in Column
Name and Business Address	employer)	1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Robert D. Marcus	Senior Executive Vice President	N/A
c/o Time Warner Inc.
One Time Warner Center North Tower
New York, NY 10019

Marc Lawrence-Apfelbaum	Executive Vice President & Secretary	N/A
c/o Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, NY 10019

Carl U. J. Rossetti	Executive Vice President, Corporate	N/A
c/o Time Warner Cable Inc.	Development
290 Harbor Drive
Stamford, CT 06902

Page 70 of 79 Pages

Appendix C-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC I
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.

Name and Address of Corporation
	Present Principal Occupation	or Other Organization (if different
	(principal business of	from address provided in Column
Name and Business Address	employer)	1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Robert D. Marcus	Senior Executive Vice President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Marc Lawrence-Apfelbaum	Executive Vice President & Secretary	N/A
c/o Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, NY 10019

Carl U. J. Rossetti	Executive Vice President, Corporate	N/A
c/o Time Warner Cable Inc.	Development
290 Harbor Drive
Stamford, CT 06902

Page 71 of 79 Pages

Appendix C-4
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC II
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.

Name and Address of Corporation
	Present Principal Occupation	or Other Organization (if different
	(principal business of	from address provided in Column
Name and Business Address	employer)	1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Robert D. Marcus	Senior Executive Vice President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Marc Lawrence-Apfelbaum	Executive Vice President & Secretary	N/A
c/o Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, NY 10019

Carl U. J. Rossetti	Executive Vice President, Corporate	N/A
c/o Time Warner Cable Inc.	Development
290 Harbor Drive
Stamford, CT 06902

Page 72 of 79 Pages

Appendix C-5
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC III
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen. Unless otherwise indicated, none of such executive officers or directors beneficially owned any shares of Old Clearwire Class A Common Stock or Old Clearwire Class B Common Stock as of November 25, 2008.

Name and Address of Corporation
	Present Principal Occupation	or Other Organization (if different
	(principal business of	from address provided in Column
Name and Business Address	employer)	1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt	President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Robert D. Marcus	Senior Executive Vice President	N/A
c/o Time Warner Inc.
One Time Warner Center
North Tower
New York, NY 10019

Marc Lawrence-Apfelbaum	Executive Vice President & Secretary	N/A
c/o Time Warner Cable Inc.
One Time Warner Center
North Tower
New York, NY 10019

Carl U. J. Rossetti	Executive Vice President, Corporate	N/A
c/o Time Warner Cable Inc.	Development
290 Harbor Drive
Stamford, CT 06902

Page 73 of 79 Pages

Appendix D-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
BHN
Set forth below is a list of each executive officer and director of BHN setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

None — managed by
Advance/Newhouse Partnership

Officers

Robert J. Miron	Chairman
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

Steven A. Miron	Chief Executive Officer
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

Naomi M. Bergman	President
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

William A. Futera	Executive Vice President/Chief Financial
Bright House Networks, LLC	Officer
5000 Campuswood Drive
E. Syracuse, NY 13057

Page 74 of 79 Pages

Appendix D-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
BHN SPECTRUM
Set forth below is a list of each executive officer and director of the Reporting Person setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with the Reporting Person and each individual is a United States citizen.

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

None — managed by BHN

Officers

Robert J. Miron	Chairman
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

Steven A. Miron	Chief Executive Officer
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

Naomi M. Bergman	President
Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

William A. Futera	Executive Vice President/Chief Financial
Bright House Networks, LLC	Officer
5000 Campuswood Drive
E. Syracuse, NY 13057

Page 75 of 79 Pages

Appendix D-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
NBCo
Set forth below is a list of each executive officer and director of NBCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen. As of the date of this Report, NBCo owned 100% of NCH.

Name and Address of
Corporation or Other
	Present Principal Occupation	Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

Robert J. Miron	Chairman/CEO of Bright House Networks, LLC
c/o Bright House Networks, LLC
5000 Campuswood Drive
E. Syracuse, NY 13057

S.I. Newhouse, Jr.	Chairman of the Board of Advance Publications, Inc. (media and publications)
4 Times Square
New York, NY 10036

Donald E. Newhouse	President of Advance Publications, Inc. (media and publications)
4 Times Square
New York, NY 10036

Officers

Donald E. Newhouse	President of Advance Publications, Inc. (media and publications)
4 Times Square
New York, NY 10036

Page 76 of 79 Pages

Appendix E
EXECUTIVE OFFICERS AND DIRECTORS
OF
GOOGLE
Set forth below is a list of each executive officer and director of Google setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Eric Schmidt*	Chairman of the Board of Directors and Chief Executive Officer of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Larry Page*	President, Products of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Sergey Brin*	President, Technology of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Patrick Pichette, a citizen of Canada	Senior Vice President and Chief Financial Officer of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Jonathan Rosenberg	Senior Vice President, Product Management of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Omid Kordestani	Senior Vice President, Global Sales & Business Development of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Alan Eustace	Senior Vice President, Engineering & Research of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Page 77 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
David C. Drummond[1]	Senior Vice President of Corporate Development, Chief Legal Officer and Secretary of Google
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Shona L. Brown, a citizen of Canada and the United Kingdom	Senior Vice President, Business Operations of Google
1600 Amphitheatre Parkway
Mountain View, CA 94043

L. John Doerr*	General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm	Kleiner Perkins Caufield & Byers
Google Inc.		2750 Sand Hill Road
1600 Amphitheatre Parkway		Menlo Park, CA 94025
Mountain View, CA 94043

John L. Hennessy*	President of Stanford University	Stanford University
Google Inc.		Office of the President
1600 Amphitheatre Parkway		Building 10
Mountain View, CA 94043		Stanford University
Stanford, CA 94305-2061

Arthur D. Levinson*	Chief Executive Officer of Genentech, Inc., a biotechnology company	Genentech, Inc.
Google Inc.		1 DNA Way
1600 Amphitheatre Parkway		South San Francisco, CA 94080-4990
Mountain View, CA 94043

Ann Mather* , a citizen of the United Kingdom
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Paul S. Otellini*	Chief Executive Officer and President of Intel Corporation, a semiconductor chip maker	Intel Corporation
Google Inc.		2200 Mission College Blvd.
1600 Amphitheatre Parkway		Santa Clara, CA 95054-1549
Mountain View, CA 94043

K. Ram Shriram*	Managing Partner of Sherpalo Ventures, a venture capital firm	Sherpalo Ventures
Google Inc.		2725 Sand Hill Road
1600 Amphitheatre Parkway		Suite 120
Mountain View, CA 94043		Menlo Park, CA 94025

Page 78 of 79 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Shirley M. Tilghman*, a citizen of Canada	President of Princeton University	Office of the President
Google Inc.		1 Nassau Hall
1600 Amphitheatre Parkway		Princeton University
Mountain View, CA 94043		Princeton, NJ 08544

*	Director

[1]	In January 2005, in connection with an investigation by the SEC and the California Corporations Commissioner (the “CCC”) concerning the grant of certain stock options, Google and Mr. Drummond, without admitting or denying the SEC’s or the CCC’s allegations, agreed to (i) the entry of a final judgment by the SEC enjoining them from causing violations or future violations of certain federal securities laws and (ii) the entry of a Consent Order by the CCC to desist and refrain from further violations of certain California securities laws.

In July 2007, in connection with a civil action filed by the SEC related to SmartForce’s alleged overstatement of its revenue and net income, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to the entry of a final judgment that required him to pay a civil penalty of $125,000. In connection with the related administrative proceeding, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to (i) pay total disgorgement and prejudgment interest of approximately $574,000 and (ii) the entry of an administrative order enjoining him from committing or causing any violations or future violations of certain reporting and internal accounting control provisions of the securities laws.

Page 79 of 79 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008) (File No. 001-33349).

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC.

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield.